

Mailstop 3233

December 7, 2016

Via E-mail
Mr. Jeffrey K. Waldvogel
Chief Financial Officer
KBS Real Estate Investment Trust II, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, CA 92660

> **Re: KBS Real Estate Investment Trust II, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 16, 2016**
> **File No. 000-53649**

Dear Mr. Waldvogel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 51

1.   We refer to the table where you provide same store data. In future Exchange Act periodic reports, please revise your disclosure to address the relative impact of occupancy and rent rate changes within same store.

Notes to Consolidated Financial Statements

9. Fair Value Disclosures, page F-29

2.   It appears that you determined the fair value of your impaired real estate using internal valuation methods. Please tell us how you have complied with ASC 820-10-50-2(bbb), or tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or Folake Ayoola at (202) 551-3673 with any other questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities